FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For <<22 December 2004>>
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

Ebookers announces posting of scheme document.	<<22 December 2004 >>	<<3>>

For immediate release 22	December 2004
ebookers plc

Posting of Scheme Document

ebookers announces that the scheme document relating to the proposed acquisition for cash by Cendant UK Acquisition Corporation of ebookers by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the “Scheme Document”), which sets out the full terms and conditions of the Scheme, the expected timetable and the action to be taken by ebookers Shareholders and holders of ebookers ADSs, is being posted to ebookers Shareholders and holders of ebookers ADSs today.

As described in the Scheme Document, the Scheme will require the approval of ebookers Shareholders at the Court Meeting, the passing of a special resolution by ebookers Shareholders at the Extraordinary General Meeting and the subsequent sanction of the Court.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS:

EVENT	TIME AND/OR DATE (2005)

Latest time for receipt by the Depositary of completed white ADS Voting Instruction Cards from registered holders of ebookers ADSs	3.00 p.m. (New York time) on 18 January

Latest time for receipt by the Registrars of completed blue Forms of Proxy for the Court Meeting	10.00 a.m. on 22 January

Latest time for receipt by the Registrars of completed pink Forms of Proxy for the Extraordinary General Meeting	10.15 a.m. on 22 January

Voting Record Time	6.00 p.m. on 22 January

Court Meeting	10.00 a.m. on 24 January

Extraordinary General Meeting	10.15 a.m. on 24 January

Court Hearing (to sanction the Scheme and confirm the Capital Reduction)	24 February

Last day for dealings in ebookers Shares and ebookers ADSs	25 February

Scheme Record Time	6.00 p.m. on 25 February

Effective Date	28 February

Cancellation of listing of ebookers Shares and ebookers ADSs	1 March

Latest date for despatch of cheques and payment through CREST	14 March

The Court Meeting and the Extraordinary General Meeting will both be held at the offices of Shearman & Sterling (London) LLP, Broadgate West, 9 Appold Street, London EC2A 2AP.

Unless otherwise stated, all references to time in this timetable are to London time. The dates in this timetable are indicative only and assume, amongst other things, that neither the Court Meeting nor the Extraordinary General Meeting is adjourned or postponed. It is therefore not possible to be specific about these dates. These dates depend, amongst other things, on the date upon which the Court sanctions the Scheme and confirms the Capital Reduction, the date on which the Court Order is delivered to the Registrar and whether the Conditions are satisfied or, if capable of waiver, waived.

A copy of the Scheme Document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E15 5HS

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the Scheme Document.

Press enquiries:

ebookers plc	Latasha Malik	+44 (0) 207 489 2451

Cubitt Consulting (media relations adviser to ebookers)	Simon Brocklebank-Fowler Michael Henman	+44 (0) 20 7367 5100

Credit Suisse First Boston (financial adviser to ebookers)	Andrew Christie Simon Taurins Ian Brown	+44 (0) 20 7888 8888

Ernst & Young (independent financial adviser to ebookers)	John Stephan Steve Taylor	+44 (0) 20 7951 2000

Cendant Media Relations Contacts	Neil Bennet, Maitland (UK enquiries) David Stürken, Maitland (European enquiries)	+44 (0) 20 7379 5151

Cendant Investor Relations Contacts	Sam Levenson Henry A. Diamond	+1 (212) 413 1832 +1 (212) 413 1920

Citigroup Global Markets Limited (financial adviser to Cendant)	Peter Tague Iain Robertson Grant Kernaghan	+44 (0) 20 7986 4000

Credit Suisse First Boston, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers and no one else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition.

Ernst & Young, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers solely for the purposes of Rule 3 of the Code and is not acting as adviser to anyone else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to clients of Ernst & Young nor for providing advice in relation to the Acquisition.

Citigroup Global Markets Limited (“Citigroup”), which is regulated in the United Kingdom by The Financial Services Authority, is acting  for Cendant and Cendant Bidco in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Cendant and Cendant Bidco for providing the protections afforded to customers of Citigroup nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities.  Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   22 December 2004

LEIGH GRANT

Deputy Company Secretary
ebookers plc